                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                              THE JUDGE GROUP, INC.
                       (Name of Subject Company (Issuer))

                  JUDGE GROUP ACQUISITION CORPORATION (Offeror)
                         MARTIN E. JUDGE, JR. (Offeror)
                            MICHAEL A. DUNN (Offeror)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    481271104
                      (CUSIP Number of Class of Securities)

                              Martin E. Judge, Jr.
                                    President
                       Judge Group Acquisition Corporation
                            Two Bala Plaza, Suite 800
                         Bala Cynwyd, Pennsylvania 19004
                                 (610) 667-7700

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                          Michael P. Gallagher, Esquire
                             J. Peter Wolf, Esquire
                               Pepper Hamilton LLP
                                 400 Berwyn Park
                                899 Cassatt Road
                         Berwyn, Pennsylvania 19312-1183
                                 (610) 640-7800

                            CALCULATION OF FILING FEE

         Transaction Valuation*             Amount of Filing Fee**
         ----------------------             ----------------------
             $5,289,435                             $1,058

* Estimated for purposes of calculating filing fee only. Calculated as the sum of (a) $5,289,435, the product of $1.05, the per share tender offer price for all of the outstanding shares of common stock of The Judge Group, Inc. ("Judge Group") and 5,037,557, the number of outstanding shares sought in the offer.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by The Judge Group, Inc. for such number of shares of Judge Group common stock.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable            Filing Party: Not applicable.

Form or Registration No.: Not Applicable            Date Filed: Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:
                [X]    third-party tender offer subject to Rule 14d-1.
                [ ]    issuer tender offer subject to Rule 13e-4.
                [X]    going-private transaction subject to Rule 13e-3.
                [ ]    amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by Judge Group Acquisition Corporation, a newly formed Pennsylvania corporation (the "Purchaser") currently owned by Martin E. Judge, Jr., Chairman of the Board and Chief Executive Officer of The Judge Group, Inc. ("Judge Group") and Michael A. Dunn, President and a Director of Judge Group. This Schedule TO relates to the offer by Purchasers to purchase all of the outstanding shares of the common stock, par value $0.01 per share (the "Shares"), of Judge Group, excluding shares owned by Mr. Judge, Mr. Dunn and certain employees, including officers and directors of Judge Group, certain of their respective family members and affiliates and other non-employees and non-family members (collectively referred to herein as "Continuing Shareholders") (See the sections titled "The Offer--Certain Information Concerning Continuing Shareholders" and "Schedule B"). The purchase price is $1.05 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated May 19, 2003 (the "Offer To Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Immediately preceding the closing of the Offer, Purchaser will be owned by Continuing Shareholders.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

ITEM 4. TERMS OF THE TRANSACTION.

         (a)(1)(i) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "Introduction" is incorporated herein by reference.

         (a)(1)(ii) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "Introduction" is incorporated herein by reference.

         (a)(1)(iii) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer--Terms Of The Offer" is incorporated herein by reference.

         (a)(1)(iv) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer--Terms Of The Offer" is incorporated herein by reference.

         (a)(1)(v) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer--Terms Of The Offer" is incorporated herein by reference.

         (a)(1)(vi) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer--Rights Of Withdrawal" is incorporated herein by reference.

         (a)(1)(vii) The information set forth in the Offer To Purchase in the sections titled "The Offer--Procedures For Tendering Shares" and "The Offer--Rights Of Withdrawal" is incorporated herein by reference.

         (a)(1)(viii) The information set forth in the Offer To Purchase in the section titled "The Offer--Acceptance For Payment And Payment For Shares" is incorporated herein by reference.

         (a)(1)(ix)   Not applicable.

         (a)(1)(x) The information set forth in the Offer to Purchase in the section titled "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

         (a)(1)(xi)   Not applicable.

         (a)(1)(xii) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Federal Income Tax Consequences Of The Offer" is incorporated herein by reference.

         (a)(2)(i-vii) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer To Purchase in the sections titled "Introduction" and "Special
                      Factors--Reasons For And Purpose Of The Offer And The Merger" is incorporated herein by reference.

         (c)(1) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors--Purchaser's Plans For Judge Group" and "The Offer--Merger; Dissenters' Rights; Rule 13e-3" is incorporated herein by reference.

         (c)(2)       Not applicable.

         (c)(3) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Purchaser's Plans For Judge Group" is incorporated herein by reference.

         (c)(4) The information set forth in the Offer To Purchase in the section titled "Special Factors--Purchaser's Plans For Judge Group" is incorporated herein by reference.

         (c)(5) The information set forth in the Offer To Purchase in the section titled "Special Factors--Purchaser's Plans For Judge Group" is incorporated herein by reference.

         (c)(6) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Purchaser's Plans For Judge Group" and "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

         (c)(7) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         (a) The information set forth in the Offer To Purchase in the section titled "The Offer--Source And Amount Of Funds" is incorporated herein by reference.

         (b) The information set forth in the Offer To Purchase in the section titled "The Offer--Source And Amount Of Funds" is incorporated herein by reference.

         (d) The information set forth in the Offer To Purchase in the section titled "The Offer--Source And Amount Of Funds" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a)          Not applicable.

         (b)          Not applicable.

ITEM 11. ADDITIONAL INFORMATION

         (a)(1) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Transactions Between Purchaser, Its Affiliates And Judge Group" and "The Offer--Certain Information Concerning Continuing Shareholders And Purchaser" is incorporated herein by reference.

         (a)(2) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Legal Matters" is incorporated herein by reference.

         (a)(3) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Legal Matters" is incorporated herein by reference.

         (a)(4) The information set forth in the Offer To Purchase in the sections titled "The Offer--Certain Legal Matters" and "The Offer--Certain Effects of the Offer" is incorporated herein by reference.

         (a)(5)       Not Applicable

         (b) The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)(1)(i)    Offer To Purchase dated May 19, 2003.

         (a)(1)(ii)   Letter of Transmittal.

         (a)(1)(iii)  Notice of Guaranteed Delivery.

         (a)(1)(iv) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

         (a)(1)(vii)  Summary Advertisement.

         (a)(1)(viii) Text of Press Release issued by Judge Group on May 19,
                      2003.

         (a)(1)(ix) Text of Letter to Special Committee of Independent Directors of Judge Group by Judge Group Acquisition Corporation on March 21, 2003.

         (a)(1)(x)    Text of Press Release issued by Judge Group on March 24,
                      2003.

         (a)(1)(xi) Text of Letter to Special Committee of Independent Directors of Judge Group by Judge Group Acquisition Corporation on April 1, 2003.

         (a)(1)(xii)  Text of Press Release issued by Judge Group on April 1,
                      2003.

         (a)(1)(xiii) Text of Press Release issued by Judge Group on April 2,
                      2003.

         a)(1)(xiv) Text of Press Release issued by Judge Group on April 10, 2003 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed April 11, 2003 by Judge Group Acquisition Corporation).

         (a)(1)(xv) Text of Letter to Special Committee of Independent Directors of Judge Group by Judge Group Acquisition Corporation on April 10, 2003 (incorporated by reference to Exhibit 99.2 of Schedule TO-C filed April 10, 2003 by Judge Group Acquisition Corporation).

         (a)(5)(i) Complaint of Kin Lee, individually and on behalf of others similarly situated, against Judge Group, et al, filed in the Pennsylvania Commonwealth Court of Common Pleas of Philadelphia County on May 7, 2003.

         (a)(5)(ii) Complaint of Charles Nitchman against Martin E. Judge, Jr., et al. filed in the Pennsylvania Commonwealth Court of Common Pleas of Montgomery County on May 14, 2003.

         (b) Commitment Letter, dated May 6, 2003, by and among Judge Group Acquisition Corporation and PNC Bank, National Association.

         (c) Fairness Opinion, dated May 16, 2003, by Legg Mason Wood Walker, Incorporated.

         (d)(1) Promissory Note and Pledge and Security Agreement, dated April 1, 2002, by and between Martin E. Judge, Jr. and The Judge Group, Inc.

         (d)(2)       Form of Exchange Agreement.

         (d)(3)       Form of Shareholder Agreement.

         (g)          None.

         (h)          None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


         ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the Offer To Purchase in the section titled "Summary Term Sheet" is incorporated herein by reference.

         ITEM 2. SUBJECT COMPANY INFORMATION.

                  (a) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning Judge Group" is incorporated herein by reference.

                  (b) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "Introduction" is incorporated herein by reference.

                  (c) The information set forth in the Offer To Purchase in the section titled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

                  (d) The information set forth in the Offer To Purchase in the section titled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

                  (e)      Not applicable.

                  (f) The information set forth in the Offer To Purchase in the section titled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

         ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning Continuing Shareholders And Purchaser" is incorporated herein by reference.

                  (b) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning Continuing Shareholders And Purchaser" is incorporated herein by reference.

                  (c) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning Continuing Shareholders And Purchaser" is incorporated herein by reference.

         ITEM 4. TERMS OF THE TRANSACTION.

                  (c) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer--Procedures For Tendering Shares" is incorporated herein by reference.

                  (d) The information set forth in the Offer To Purchase in the section titled "The Offer--Merger; Dissenters' Rights; Rule 13e-3" and Schedule A thereto is incorporated herein by reference.

                  (e) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning Continuing Shareholders And Purchaser" is incorporated herein by reference.

                  (f)      Not applicable.

         ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Transactions Between Purchaser, Its Affiliates And Judge Group" and "The Offer--Certain Information Concerning Continuing Shareholders and Purchaser" is incorporated herein by reference.

                  (b) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Transactions Between Purchaser, Its Affiliates And Judge Group" and "The Offer--Certain Information Concerning Continuing Shareholders and Purchaser" is incorporated herein by reference.

                  (c) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Transactions Between Purchaser, Its Affiliates And Judge Group" and "The Offer--Certain Information Concerning Continuing Shareholders and Purchaser" is incorporated herein by reference.

                  (e) The information set forth in the Offer To Purchase in the sections titled "Special Factors - Transactions Between Purchaser, Its Affiliates And Judge Group" and "The Offer -Certain Information Concerning Continuing Shareholders and Purchaser" is incorporated herein by reference.

         ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (b) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "Special Factors--Purchaser's Plans For Judge Group" is incorporated herein by reference.

                  (c)(8) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

         ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                  (a) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "Special Factors--Reasons For And Purpose Of The Offer And The Merger" is incorporated herein by reference.

                  (b) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Background Of The Offer" and "Special Factors--Reasons For And Purpose of The Offer And The Merger" is incorporated herein by reference.

                  (c) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Background Of The Offer" and "Special Factors--Reasons For And Purpose Of The Offer And The Merger" is incorporated herein by reference.

                  (d) The information set forth in the Offer To Purchase in the sections titled "The Offer--Certain Federal Income Tax Consequences Of The Offer" and "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

         ITEM 8. FAIRNESS OF THE TRANSACTION.

                  (a) The information set forth in the Offer To Purchase in the section titled "Special Factors--Background Of The Offer" and "Special Factors--Recommendation Of The Board Of Directors; Fairness Of The Offer And The Merger" is incorporated herein by reference.

                  (b) The information set forth in the Offer To Purchase in the section titled "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger" is incorporated herein by reference.

                  (c) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors--Background Of The Offer," "Special Factors--Recommendation Of The Board Of Directors; Fairness Of The Offer And The Merger," "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger" and "The Offer--Certain Conditions Of The Offer" is incorporated herein by reference.

                  (d)      None.

                  (e) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors--Background Of The Offer," "Special Factors-- Recommendation Of The Board Of Directors; Fairness Of The Offer And The Merger," "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger," and "The Offer--Certain Conditions Of The Offer" is incorporated herein by reference.

                  (f)      None.

         ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  (a) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Special Factors--Background Of The Offer," "Special Factors--Recommendation Of The Board of Directors; Fairness Of The Offer And The Merger," "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger," and "The Offer--Certain Information Concerning Judge Group" is incorporated herein by reference.

                  (b) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Background Of The Offer" and "Special Factors--Recommendation Of The Board of Directors; Fairness Of The Offer And The Merger," is incorporated herein by reference.

                  (c) The information set forth in the Offer to Purchase in the section titled "Special Factors--Opinion of Financial Advisor" is incorporated herein by reference.

         ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (c) The information set forth in the Offer To Purchase in the section titled "The Offer--Fees And Expenses" is incorporated herein by reference.

         ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) The information set forth in the Offer To Purchase in the section titled "Schedule B" is incorporated herein by reference.

                  (b) The information set forth in the Offer To Purchase in the section titled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

         ITEM 12. THE SOLICITATION OR RECOMMENDATION.

                  (d) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer--Certain Information Concerning Judge Group" is incorporated herein by reference.

                  (e) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer--Certain Information Concerning Judge Group" is incorporated herein by reference.

         ITEM 13. FINANCIAL STATEMENTS.

                  (a)(1) The audited financial statements of Judge Group as of and for the fiscal years ended December 31, 2002 and December 31, 2001 are incorporated herein by reference to the Consolidated Financial Statements of Judge Group included as part of Judge Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

                  (a)(2) The unaudited financial statements of Judge Group as of and for the quarter ended March 31, 2003 are incorporated herein by reference to the unaudited financial statements included as part of Judge Group's most recent quarterly report on Form 10-Q for the quarter ended March 31, 2003.

                  (a)(3)   Not applicable

                  (a)(4) The information set forth in the Offer to Purchase in the section titled "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger" is incorporated herein by reference.

                  (b) The information set forth in the Offer to Purchase in the section titled "Special Factors--Judge Group Financial Projections" is incorporated herein by reference.


         ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  Not applicable.


         ITEM 16. EXHIBITS.

                  (c) Fairness Opinion, dated May 16, 2003, by Legg Mason Wood Walker, Incorporated.

                  (f) Excerpts from Chapter 15, Subchapter D of the Pennsylvania Business Corporation Act (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Martin E. Judge, Jr.
                                          -------------------------------------
                                          Martin E. Judge, Jr., President
                                          Judge Group Acquisition Corporation
                                          May 19, 2003

                                          Martin E. Judge, Jr.
                                          -------------------------------------
                                          Martin E. Judge, Jr.
                                          May 19, 2003


                                          Michael A. Dunn
                                          -------------------------------------
                                          Michael A. Dunn
                                          May 19, 2003

                                  EXHIBIT INDEX

EXHIBIT NO                                      DESCRIPTION

(a)(1)(i)        Offer To Purchase dated May 19, 2003.

(a)(1)(ii)       Letter of Transmittal.

(a)(1)(iii)      Notice of Guaranteed Delivery.

(a)(1)(iv) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(a)(1)(vii)      Summary Advertisement.

(a)(1)(viii)     Text of Press Release issued by Judge Group on May 19, 2003.

(a)(1)(ix) Text of Letter to Special Committee of Independent Directors of Judge Group by Judge Group Acquisition Corporation on March 21, 2003.

(a)(1)(x)        Text of Press Release issued by Judge Group on March 24, 2003.

(a)(1)(xi) Text of Letter to Special Committee of Independent Directors of Judge Group by Judge Group Acquisition Corporation on April 1, 2003.

(a)(1)(xii)      Text of Press Release issued by Judge Group on April 1, 2003.

(a)(1)(xiii)     Text of Press Release issued by Judge Group on April 2, 2003.

(a)(1)(xiv) Text of Press Release issued by Judge Group on April 10, 2003 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed April 10, 2003 by Judge Group Acquisition Corporation).

(a)(1)(xv) Text of Letter to Special Committee of Independent Directors of Judge Group by Judge Group Acquisition Corporation on April 10, 2003 (incorporated by reference to Exhibit 99.2 of Schedule TO-C filed April 10, 2003 by Judge Group Acquisition Corporation).

(a)(5)(i) Complaint of Kin Lee, individually and on behalf of others similarly situated, against Judge Group, et al, filed in the Pennsylvania Commonwealth Court of Common Pleas of Philadelphia County on May 7, 2003.

(a)(5)(ii) Complaint of Charles Nitchman against Martin E. Judge, Jr., et al, filed in the Pennsylvania Commonwealth Court of Common Pleas of Montgomery County on May 14, 2003.

(b) Commitment Letter, dated May 6, 2003, by and among Judge Group Acquisition Corporation and PNC Bank, National Association.

(c)              Fairness Opinion, dated May 16, 2003, by Legg Mason Wood
                 Walker, Incorporated.

(d)(1) Promissory Note and Pledge and Security Agreement, dated April 1, 2002, by and between Martin E. Judge, Jr. and The Judge Group, Inc.

(d)(2)           Form of Exchange Agreement.

(d)(3)           Form of Shareholder Agreement.

(f) Excerpts from Chapter 15, Subchapter D of the Pennsylvania Business Corporation Act (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).